Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200
JP Morgan25th Annual Healthcare Conference January 8, 2007 Delivering Superior Value to Stockholders, Plan Sponsors and Patients Alignment in Action

Safe Harbor: Forward Looking Statements This presentation contains "forward-looking statements," including, among other statements, statements regarding the proposed business combination between Express Scripts and Caremark, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as "anticipate", "expect", "project", "believe", "plan", "estimate", "intend", "will", "may" and similar expressions are intended to identify forward looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Express Scripts. Relevant risks and uncertainties include those referenced in Express Scripts' filings with the Securities and Exchange Commission ("SEC") (which can be obtained as described in "Additional Information" below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: Express Scripts and Caremark will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Caremark's operations with Express Scripts will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Express Scripts assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Safe Harbor: Additional Information IMPORTANT INFORMATION This material is not a substitute for the prospectus/proxy statement Express Scripts and Caremark would file with the Securities and Exchange Commission ("SEC") if an agreement between Express Scripts and Caremark is reached or any other documents which Express Scripts may send to shareholders in connection with the proposed transaction. Investors are urged to read any such documents, when available, because they will contain important information. Such documents would be available free of charge at the SEC's website (www.sec.gov) or by directing a request to Express Scripts, 13900 Riverport Dr., Maryland Heights, Missouri, Attn: Corporate Secretary, or MacKenzie Partners, Inc, at 800-322-2885 or by email at expressscripts@mackenziepartners.com. Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts' directors and executive officers is available in Express Scripts' proxy statement, dated April 18, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction. This material relates to a business combination transaction with Caremark proposed by Express Scripts which may become the subject of a registration statement filed with the SEC. Investors and security holders are advised to read this document and all other applicable documents if and when they become available because they will include important information. Investors and security holders may obtain a free copy of any documents filed by Express Scripts with the SEC at the SEC's website (www.sec.gov) or by directing a request to Express Scripts at the address set forth above or MacKenzie Partners, Inc. at the telephone number and email address set forth above.

Express Scripts: A Legacy of Alignment Express Scripts Performance Cost to Client/Patient Retail Brand Home Delivery Brand Retail Generic Home Delivery Generic Express Scripts' Performance Improves as Plan Sponsor/Patients Costs are Lowered

Room to Run - Home Delivery Services 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006E 2007E Total Adjusted Claims 66.1 84.9 135.5 243.1 287.4 355.5 436.4 475.9 513.2 557.8 513.1 483 Mail Penetration 0.126 0.138 0.164 0.131 0.162 0.177 0.192 0.21 0.23 0.224 0.25 0.267 Home Delivery Provides Lower Costs and Improves Formulary Compliance 26-27%

Room to Run - Specialty Pharmacy CuraScript Limited No CuraScript Access East 14 1 Since the Priority Acquisition, CuraScript has gained access to 14 of 15 products (93%) in limited or exclusive networks Increased Limited/Exclusive Network Access Post-Priority Acquisition (Limited) Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06 Q3 06 Mail 0.07 0.13 0.12 0.11 0.09 0.09 0.08 0.08 0.07 0.07 0.06 CuraScript 0.14 0.13 0.16 0.18 0.23 0.29 0.32 0.36 0.42 0.46 0.47 Retail 0.78 0.74 0.71 0.7 0.68 0.62 0.6 0.56 0.51 0.48 0.47 Increased Market Penetration Retail Mail CuraScript We continue to capture an increased share of our clients' specialty spend Therapy Adherence Improves Outcomes and Reduces Costs

Room to Run - Generics 2006 2007 2008 2009 2010 3.106 2.06 2.83 3.328 6.321 2.561 1.933 1.484 1.268 2.219 1.329 1.408 1.473 1.007 1.029 1.315 5.086 4.195 4.406 2.068 3.493 Brand Drugs Going Generic Brands Still Represent the Majority of Drug Spend Top 20 Therapy Classes by Brand Spend We are Focused on Helping Plan Sponsors Take Advantage of the Wave of Generics Arriving Over the Next 5 Years

Leadership in Generic Utilization Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06 Q3 06 Express Scripts 0.43 0.43 0.452 0.459 0.47 0.467 0.471 0.48 0.49 0.5 0.51 0.52 0.54 0.54 0.545 0.554 0.563 0.563 0.583 Caremark 0.406 0.401 0.405 0.421 0.431 0.429 0.43 0.437 0.447 0.458 0.468 0.481 0.507 0.51 0.51 0.528 0.532 0.534 0.561 Medco 0.395 0.39 0.41 0.415 0.436 0.434 0.44 0.45 0.451 0.455 0.464 0.48 0.507 0.51 0.515 0.525 0.537 0.539 0.56 Lipitor Crestor Vytorin Generics* Express Scripts Market Share -0.22 0.0515 0.0454 0.123 National Market Share -0.087 0.022 0.025 0.04 Our Leadership in Generic Utilization Reflects Alignment * Represents the portion of Lipitor share that was converted to Zocor (simvastatin) and other generic statins

Caremark Proposal Powerful Strategic Rationale Highly Complementary Businesses Room to run in mail order, specialty pharmacy and generics Enhanced ability to benefit from unique growth opportunities in the industry Scale Provides Efficiencies Approximately $500 million in cost reductions from: Increased purchasing power Operating efficiencies Enhanced value proposition Strong Financial Profile Consistent and increasing cash flow: 2006E pro forma EBITDA greater than $2.7 billion (1) before synergies Neutral to GAAP earnings per share in the first full year following closing and significantly accretive thereafter Excluding transaction-related amortization, the transaction is significantly accretive to earnings per share beginning the first full year following closing (1) Based on Company estimates and Wall Street research. We are Bullish on the PBM Industry

Caremark Transaction Summary Offer Price $59.75 per share consisting of $29.25 cash per share plus exchange ratio of 0.426 Express Scripts shares (1) Transaction valued at approximately $26.1 billion Consideration $29.25 cash per share/0.426 shares of Express Scripts stock Premium to CVS Offer 25% over $47.99, Caremark's average price from announcement of CVS transaction through December 15th, the last day before our proposal 16% over $51.62, current CVS deal value (1) Pro Forma Ownership Express Scripts 43% / Caremark 57% (2) Cost Synergies Approximately $500 million Financing Commitments Fully committed financing provided by Citigroup and Credit Suisse Expected Closing Third quarter of 2007 Tax Structure Stock consideration to be tax-free (1) Based on year end closing stock prices and respective exchange rates (2) Disregards common ownership

Superior Financial Proposal An Express Scripts-Caremark combination presents greater financial benefits than the CVS-Caremark transaction Express Scripts CVS Premium 25% (1) At market Certainty of Value $29.25 cash per share / 0.426 shares of ESI stock 100% stock Cost Synergies $500 million $400 $500 million? Track Record of Acquiror's EPS Growth (2004 - 2006) (2) 29.3% 19.4% (1) Based on Caremark's average price between Nov 1, 2006, the day its proposed acquisition by CVS was announced and Dec 15th, the last day of trading before our proposed transaction with Caremark was announced. (2) Compound annual growth rate based on First Call estimates. Express Scripts Proposal Provides a Premium, Near-term Certainty of Value and Superior Upside Potential

Superior Value Proposition An Express Scripts-Caremark combination presents greater strategic benefits than the CVS-Caremark transaction Express Scripts CVS Distribution channel preference Retail channeling Patient incentives Trend management Express Scripts Proposal Provides a Superior Value Proposition to Plan Sponsors Promotes lowest cost option - which today is home delivery "Agnostic" between mail and retail Flexibility to promote lower cost options Channeling to CVS may not be the lowest-cost option i.e. Wal-Mart $4 generics We can partner with retail pharmacies to provide benefits Little client interest in very restrictive retail networks and tiered retail co-pay plans Reduced market share of Lipitor by 24% overall - 30% through home delivery Less ability to manage formulary at the retail counter

Regulatory Review Competitive Landscape More than 40 PBMs compete today. In addition to Medco, Caremark and Express Scripts, there are: Large insurance companies such as Aetna, Cigna, Humana, independence Blue Cross, Kaiser, United Health and others Large retail pharmacy chains including CVS, Rite- Aid and Walgreen's A large number of growing PBMs And new firms entering the market all the time Source: Public filings and ESI analysis We are Confident the Regulatory Requirements Will Be Met in a Timely Manner

Financial Highlights Neutral to GAAP earnings per share in the first full year following closing and significantly accretive thereafter Excluding transaction-related amortization, the transaction is even more accretive Enhanced long-term EPS growth Cost synergies of approximately $500 million from increased purchasing power and operating efficiencies Strong, consistent cash flow generation Rapid de-leveraging

Attractive Synergies Purchasing Power Lower retail and home delivery drug costs Lower specialty pharmacy drug costs Increased manufacturing discounts 70 - 80% Operating Efficiencies Lower SG&A Lower direct processing costs 20 - 30% Total 100% Approximately $500mm cost synergies are identifiable and achievable

Strong Credit Profile with Rapid Deleveraging Note: Based on Company estimates and Wall Street research. (1) EBITDA includes expected synergies. 2006E pro forma EBITDA greater than $2.7 billion before synergies Standalone Pro Forma for Transaction Total Debt / EBITDA (1)

Acquisition Track Record - Leverage Express Scripts has a Strong Track Record of Successfully Integrating Acquisitions, Quickly Reducing leverage and Also Achieving Cost Savings $715 MM $460 MM $466 MM $333 MM $1,268 MM (year end) (at closing) 4.0x 0.8x 0.9x 1.2x 1.1x 1.4x 2.7x 3.1x 1.6x 2.1x $0 $100 $200 $300 $400 $500 $600 $700 $800 $900 $1,000 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006E EBITDA ($ mm) 0.0x 0.5x 1.0x 1.5x 2.0x 2.5x 3.0x 3.5x Debt / EBITDA Leverage $59 $116 $239 $278 $315 $454 $503 $563 $727

Acquisition Track Record - Shareholder Value Increasing Shareholder Value Through Acquisitions $715 MM $460 MM $466 MM $333 MM $1,268 MM $0 $100 $200 $300 $400 $500 $600 $700 $800 $900 $1,000 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006E EBITDA ($ mm) $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 $100 Express Scripts Closing Price ($ per share) $59 $116 $239 $278 $315 $454 $503 $563 $727

Superior Returns to Shareholders Express Scripts has Outperformed CVS Over the Last Ten Years Express Scripts CVS $1,531 $315 Note: Includes dividend reinvestment. Stock price data from 12/31/96 to 12/15/06 - the last trading day before the Express Scripts proposal. $100 investment Ending Value

2001 2002 2003 2004 2005 2006E 2007E 2008e 2009E 2010E 2011E 2012E 2013E East 0.41 0.442 0.472 0.505 0.544 0.576 0.609 0.642 0.675 0.708 0.741 0.774 0.807 Sustainability of Margins on Generics 3.3% actual average yearly growth What if: 3.3% yearly growth Generic Utilization - Room to Run ESI Empl. 75% MCO on Custom Restricted Formulary 79% Labor Union Nat'l Pref. Formulary 65% Avg. client on High Perf. Formulary 70% Generic fill rate of selected clients today

Sustainability of Margins with Increased Focus on Transparency 2001 2002 2003 2004 2005 Managed Care EBIT Margin* 0.038 0.061 0.077 0.091 0.102 Medical Trend** 0.085 0.091 0.082 0.079 0.074 * Reflects managed care companies included in the S&P 500 - results my not be indicative of smaller managed care companies ** Source: CMS *** Source: Kaiser Family Foundation Employer Health Benefits 2006 Annual Survey - reflects % of covered lives in ASO plans Nothing is More Transparent Than Managed Care ASO Business, Which Charges a PMPM Fee - Margins Have Improved With Minimal Improvement in Medical Trend 1999 2000 2001 2002 2003 2004 2005 2006 ASO %*** 44% 49% 49% 49% 52% 54% 54% 55%

Cigna United Health Aetna Wellpoint Walgreens CVS Wal-Mart S&P 500 Merck Abbott Pfizer PBM Composite Express Scripts HealthExtras Caremark Medco ROIC 0.189 0.167 0.149 0.085 0.175 0.125 0.148 0.0913 0.158 0.148 0.082 0.095 0.162 0.116 0.104 0.068 Managed Care Retail Pharmacies Manufacturers PBMs ROIC reflects 2005 operating income less tax divided by average invested capital, which consists of stockholder's equity, plus interest bearing liabilities plus long-term deferred income taxes, net. Sustainability of Margins: Return on Invested Capital Perspective Increased Transparency is Not a Risk Because PBM Returns are Reasonable in the Aggregate

Roadmap to Completion Commenced regulatory process Upon invitation by the Caremark Board, Express Scripts to commence confirmatory due diligence immediately Complete confirmatory due diligence in January Express Scripts and Caremark to sign merger agreement quickly, subject to termination of or Caremark shareholders voting down CVS transaction Express Scripts and Caremark shareholder votes to approve deal Transaction expected to close in the third quarter of 2007